Code of Ethics

As adopted by the Collective Brands, Inc. Board of
Directors on November 8, 2007

CODE OF ETHICS

TABLE OF CONTENTS

About the Code

Compliance With Laws

Fair Dealing

Equal Opportunity and Respect in the Workplace

- Equal Employment Opportunity

- Non-Discrimination and Harassment

Wage/Hour Compliance

Financial Integrity of Books and Records

- Financial Records/Accounting Practices

-	Maintenance and Preservation of Business Records

Avoiding Conflicts of Interest

-	Gifts, Loans & Entertainment
-	Outside Employment
-	Relationships With Suppliers, Customers or Competitors
-	Doing Business With Spouses, Relatives or Friends
-	Fraternization & Dating
-	Corporate Opportunities
-	Nonbusiness Activities

Payment Practices

-	Payments to Government Personnel
-	Bribery, Kickbacks, and Fraud
-	Consultants, Agents and Foreign Representatives
-	Political Contributions

Obligations to Customers, Competitors and Vendors

-	Competition, Anti-Trust & Fair Trade
-	Gathering Competitive Information

Environment, Health and Safety

-	Workplace Health & Safety
-	Product Safety

Use and Protection of Company Assets

Computer Systems and Network Security

-	No Expectation of Privacy
-	Professional Use Required
-	Network Security
-	Software

Safeguarding Confidential Information & Intellectual Property

-	Confidential Information
-	Trademarks, Servicemarks, and Copyrights
-	Customer and Data Privacy

Insider Trading

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Import and Export Controls

Communications With the Public

Reporting Policy Violations

Company Response & Disciplinary Action

No Retaliation

AlertLine Direct Access Codes

AlertLine Hotline

For callers from the U.S., Canada and Puerto Rico: 1-800-255-2465 (toll-free)

The AlertLine is staffed by a live operator from an outside company, 24 hours a day, 7 days a week. Calls are free, confidential and may be made anonymously. Outside the United States and Canada, the AlertLine can be accessed through the list of current international toll free country codes or numbers included on the last page of this Code of Ethics.

It is important to report all violations or suspected violations of this Code of Ethics, including concerns regarding accounting, internal accounting controls, or auditing matters. If you suspect a violation, talk to your manager, department head, or the Human Resources or Law Departments. If you are not comfortable doing so, you may e-mail Collective Brands, Inc’s Ethics Officer at AlertLine@collective.com or call the AlertLine. A non-retaliation policy is in place to protect individuals reporting suspected violations.

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ABOUT THE CODE

Collective Brands, Inc., and its subsidiaries, affiliates and related companies, including Payless ShoeSource, Inc., The Stride Rite Corporation and Collective Licensing International, LLC (collectively “CBI” or “the Company”) are committed to conducting business according to the highest ethical and legal standards. All Associates, officers, and the Board of Directors (collectively “Associates”) must use sound business judgment and adhere to the highest standards of integrity and propriety while performing their jobs.

This Code of Ethics (“Code”) is part of the Company’s ethics and compliance program and is the framework for the high standards we envision. It does not include all company policies or the rules and regulations that apply to every situation and should be viewed as part of the policies, procedures, and requirements of the law that guide you in your daily work. This Code is not a contract of employment and does not create any contractual rights between an Associate and the Company. Employment is “at will”, meaning that you can terminate the employment at any time, for any reason, just as the Company may terminate your employment at any time, with or without notice, with or without cause. Only the Senior Vice President-Human Resources-CBI may make another agreement with an Associate concerning the length of employment, which must be in writing and signed by both parties.

Every Associate is expected to adhere to these standards. A violation damages our competitive position, and may expose the Associate and the Company to civil and criminal liability. Questions about a standard contained in this Code, or a situation presenting an ethical issue not addressed in this Code, should be directed to your manager, department head, the Human Resources or Law Departments, You may also confidentially and anonymously discuss or report ethics matters by calling the AlertLine (1-800-255-2465), or sending an e-mail to AlertLine@collective.com. Outside the United States and Canada, the AlertLine can be accessed through the list of current international toll free country codes or numbers included on the last page of the Code.

Managers have an added responsibility to create a work environment in which Associates know that ethical, legal behavior is expected. This includes ensuring this Code is communicated to Associates who work for the manager, and that these Associates are familiar with the policies required to perform their jobs.

This Code is distributed annually to all Associates. Certain management Associates also acknowledge their understanding and agreement to comply with the Code upon being hired. The most current version can be accessed on CBI’s intranet or internet web site at www.collectivebrands.com.

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COMPLIANCE WITH LAWS

The Company and all Associates must abide by all applicable laws, rules and regulations. This is the most fundamental policy underlying our commitment to integrity and ethical conduct. Violation of laws, rules and regulations may subject Associates, as well as the Company, to civil and criminal penalties. Questions regarding applicable laws, rules, and regulations affecting your business activities should be directed to the Human Resources or Law Departments.

FAIR DEALING

The Company expects its Associates, agents and vendors alike to conduct business with integrity. Do not take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentations of material facts or any other unethical practice. Ignorance of this standard is never an acceptable excuse for improper behavior or rationalizing that such actions are in the Company’s best interest.

We are also committed to working with suppliers and other partners who share our desire to act ethically and responsibly. The Company also expects honest and fair dealings with fellow Associates, Customers, agents, suppliers, distributors, licensees, and other members of the business community.

EQUAL OPPORTUNITY AND RESPECT IN THE WORKPLACE

Equal Employment Opportunity

The Company provides equal employment opportunities to all applicants for employment and Associates without regard to race, religion, color, national origin, ethnicity, age, sex, pregnancy, sexual orientation, disability, marital status, citizenship, veteran’s status, and/or any other protected class status. Reasonable accommodations, including modifying policies and procedures for individuals with disabilities, will also be made if the Company can do so without undue hardship. This policy applies to all aspects of employment, including recruiting, hiring, training, transfers, promotions, and compensation. Every Associate is responsible for ensuring equal employment opportunity; the Company will not tolerate any violation of this policy.

Non-Discrimination and Harassment

The Company is committed to providing a work environment free of discrimination and harassment based on race, color, creed, religion, national origin, ethnicity, ancestry, age, sex, pregnancy, sexual orientation, disability, marital status, citizenship, veteran’s status, or any other protected class status, in the workplace or any functions related to the workplace. Harassment, whether caused by an Associate, Customer, distributor, supplier, agent or vendor, is unacceptable and will not be tolerated.

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One form of harassment is sexual harassment. Sexual harassment is a form of sex discrimination. It is defined as unwelcome or unwanted sexual advances, requests for sexual favors, and any other verbal, visual, or physical conduct of a sexual nature in which submission or rejection of the conduct leads to tangible employment action. Unacceptable harassment also includes unwelcome behavior or actions (e.g., epithets, jokes, comments, gestures, circulating graphic material, or other verbal or physical conduct) directed to a person or group based on their protected class status that unreasonably interferes with work performance or creates a hostile work environment.

All Associates are responsible for creating and maintaining a work environment free from discrimination or harassment. If you experience, witness, or learn of discrimination or harassment in the workplace, immediately report it. Even if you believe the situation will resolve itself, or do not want to report it, the Company has a legal obligation to investigate.

Associates should report complaints of harassment or discrimination as follows:

•	Payless Store Associates - inform your supervisor, District Manager, or call the AlertLine (1-800-255-2465).

•	Payless Corporate or Distribution Center Associates - inform your supervisor, the Human Resources Department, the AlertLine (1-800-255-2465), or AlertLine@payless.com.

•	Stride Rite Store Associates – inform your supervisor, District Manager, the HR Service Center (1-800-304-1266), the AlertLine (1-800-255-2465), or AlertLine@striderite.com.

•

Stride Rite Corporate, Distribution Center, and Customer Service Associates - inform your supervisor, Human Resources Representative, the HR Service Center (1-800-304-1266), the AlertLine (1-800-255-2465), or AlertLine@striderite.com.

•	Collective Licensing Associates – inform your supervisor, the Assistant to the President & CEO (1-303-761-1345, ext. 31), the AlertLine (1-800-255-2465), or AlertLine@collective.com.

•

International Associates – inform your supervisor, the Human Resources Department, or the AlertLine. (outside Canada and Puerto Rico, the AlertLine can be accessed through the list of current international toll free country codes or numbers included on the last page of this Code).

Managers and supervisors must promptly report all complaints of harassment or discrimination.

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•	Payless Stores - Report it to the District Manager, Manager or Director of Human Resources, or the Loss Prevention Department.
•	Stride Rite Stores – Report it to the District Manager, the HR Service Center, or the Loss Prevention Department.

•	Corporate Offices or Distribution Centers - Report it to a Human Resources Representative and DC Human Resources Team Members.

•	Stride Rite Associates – Report it to the District Manager or the Director, Professional Development (1-617-824-6073).

•	Collective Licensing Associates – Report it to the Assistant to the President & CEO (1-303-761-1345, ext. 31).

•	International – Report it to your supervisor or the Human Resources Department.

All reports will be promptly investigated. Associates will be questioned who have knowledge of the incident or similar problems. Written statements may also be requested to facilitate the investigation. Confidentiality will be maintained to the extent practical and information sharing will be limited to those individuals with a “need to know.” Upon completion of the investigation, immediate corrective action will be taken if this policy has been violated. If warranted, disciplinary action will be taken, up to and including termination of employment.

WAGE/HOUR COMPLIANCE

The Company is committed to complying with all applicable local, state and federal wage and hour laws. Hourly Associates are required to record all work time – scheduled or unscheduled, overtime or straight time, benefit or nonproductive hours (e.g. vacation, sick or personal time), authorized or unauthorized -- and take all breaks and meal periods as required by law. “Hourly Associates” are those paid an hourly rate and/or use the time clock system to record hours worked. It does not include most managers, supervisors, or Associates paid on a salary basis regardless of the number of hours worked. These individuals are referred to as “Salaried Exempt Associates.”

Intentional alterations or “corrections” to an Associate’s time records misrepresenting actual hours worked is prohibited. Further, Associates may never allow a co-worker to complete their time records. If a time entry must be changed, the Associate’s manager or supervisor must make the change and the Associate must verify it.

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Company policy also prohibits “off-the-clock” work. This covers a wide range of activities, both authorized and unauthorized. It includes deliberate falsification of time records or coercion of extra unpaid work, or an Associate voluntarily working during lunch or after hours performing Customer service or finishing a task. To avoid the potential for “off-the-clock” activity, Hourly Associates are prohibited from: (i) inaccurately recording time worked; (ii) failing to record hours for work performed at home; (iii) opening the Store or assisting Customers upon arriving to work, before clocking in; (iv) meeting, training, stocking or performing inventory, working during a lunch break, or closing the Store while clocked out; (v) transferring hours from one day to another on a time record so as to not reflect overtime; and (vi) keying in non-productive pay codes as a substitute for actual hours worked. These activities generally are compensable work, whether performed voluntarily or at management’s request. Managers and supervisors are responsible for ensuring that Hourly Associates do not perform work off-the-clock. Any conduct encouraging or condoning the inaccurate recording of work time is strictly prohibited.

It is also Company policy to provide Associates with rest breaks and meal periods as required by law. Managers and supervisors are obligated to schedule breaks and meal periods in accordance with Company policy, and Associates are responsible for taking them. If you do not receive the appropriate break or meal period, immediately advise your manager, supervisor, the Human Resources Department, or call the AlertLine (1-800-255-2465).

Managers or supervisors who learn that an Hourly Associate is working off-the-clock, or not taking a scheduled break or meal period, must immediately report it to the Human Resources Department. Failure to do so may result in disciplinary action, up to and including termination of employment.

FINANCIAL INTEGRITY OF BOOKS AND RECORDS

Financial Records/ Accounting Practices

Falsifying, altering, or untimely destroying any account, record and/or other business-related document is prohibited. Creating or maintaining any secret or unrecorded funds, assets, or accounts is also prohibited. Finally, making false statements, misleading or artificial entries, intentional omissions or misrepresentations in any of the Company’s books, financial records, (e.g. recording false sales or recording them early, understating or overstating known liabilities and assets, or deferring the recording of items that should be expensed), or expense reports, is prohibited.

Maintenance and Preservation of Business Records

Business records, including e-mails, are subject to internal and external audits and may be disclosed in the course of litigation or a government investigation. These records are also often obtained and referenced by outside parties or the media. Be clear, concise, and truthful when recording any information in business

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records. Avoid exaggeration, colorful language, conjecture, or derogatory characterizations of events, people and their motives.

The Company complies with all laws and regulations relating to records preservation. A Records Retention Program has been developed setting forth policies and procedures relating to records preservation. Business records must be retained or destroyed in compliance with the applicable schedules in the program. In the event of threatened or reasonably foreseeable litigation or a government investigation, relevant records, including e-mails, must be retained and preserved even if they are to be destroyed in accordance with the applicable records retention policy. A copy of the Records Retention Program may be obtained from the Law Department.

AVOIDING CONFLICTS OF INTEREST

Our stockholders expect that business decisions are made in the best interest of the Company. Therefore, any situation creating a conflict of interest between the personal interests of an Associate and the Company’s interests must be avoided. Some of the more sensitive areas giving rise to conflicts of interest, and the Company’s related guidelines, are set forth below.

Whether a conflict of interest exists can be unclear. If you have questions about a potential conflict, or become aware of an actual or potential conflict, contact your supervisor and the Human Resources Department, who will consult the Law Department. Vice Presidents and above should contact the Senior Vice President-Human Resources or the General Counsel.

Gifts, Loans and Entertainment

Associates are generally prohibited from directly or indirectly giving or receiving from a current or prospective supplier, distributor, vendor, landlord, or competitor of the Company or the Company’s products (“Third Party”) non-cash gifts, entertainment, gratuities and favors in excess of $200 (U.S.). Accepting gifts is always prohibited if (i) in cash; (ii) could be construed as a bribe or payoff; (iii) is an attempt to influence fair and impartial judgment; or (iv) it violates any law or regulation. Soliciting gifts in any amount is also prohibited. If a gift is received with a value in excess of $200 (U.S.), either return the gift, turn it over to the Company (Senior Vice President-Human Resources-CBI), or write a personal check to the gift giver for its full value, subject to the discretion provided below.

Discretion may be granted in appropriate circumstances to permit receipt of gifts in excess of $200 (U.S.). If the value of the gift exceeds $200 (U.S.), you must complete an Entertainment and Gift Disclosure Form and submit it for approval by the Senior Vice President-Human Resources-CBI within 10 days of receipt. If the value of the gift exceeds $200 (U.S.) and involves an officer at or above the Senior Vice President level, completion of an Entertainment and Gift Disclosure Form within 10 days of receipt and approval of the Chief Executive Officer is

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required with a copy of the form sent to the Chair of the Audit and Finance Committee. Similarly, if you receive multiple gifts from a single source in a one (1) year period, and their total value exceeds $200 (U.S.), written disclosure in the manner specified above is required. Copies of Entertainment and Gift Disclosure Forms are available from the Human Resources or Law Departments and on the Company intranet.

Loans, or accepting discounts on personal purchases of products and/or services from, a Third Party is also prohibited unless such discounts are also offered to other members of the general public. It is also improper to accept a guarantee of an obligation from a Third Party when doing so may compromise the objectivity of a business decision, or the value exceeds $200 (U.S.).

Normal business entertainment such as lunch, dinner, or a sporting event is appropriate if the value does not exceed $200 (U.S.) and involves a bona fide business purpose. Associates may not accept tickets or invitations to entertainment if the host will not be present. Attending business-related conferences or seminars paid for by a Third Party is also permissible, as is accepting a waiver of registration fees for a business conference, but Associates may not have their transportation, hotel expenses, meals, green fees, entertainment, etc. paid for.

Outside Employment

While employed by the Company, Associates are prohibited from serving as an employee, officer, director, or consultant with or on behalf of a competitor or current or prospective supplier, distributor, vendor, or landlord, (“Third Party”). However, after disclosure to your immediate manager, Full-time Associates and above may engage in outside employment with a non-Third Party, or “free-lance” or “moonlighting” activity, so long as such employment or outside business activity does not create scheduling conflicts, significantly interfere with the time and attention which should be devoted to the duties and responsibilities of the job, or adversely affect the quality of work.

Performing non-Company work, or soliciting that work on Company premises or while working on Company time, including while on a leave of absence, is also prohibited.

Relationships with Suppliers, Customers or Competitors

Associates may not hold or acquire, directly or indirectly, any investment or financial interest of a Third Party (other than up to 1% ownership of other public companies) without prior notice and written approval from the General Counsel. An Associate is considered to have an indirect interest in, or benefit from, an organization or transaction if any members of his or her family or close relatives by blood or marriage have a financial interest.

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In addition, Associates may not receive any form of compensation from anyone other than the Company for doing their job. For example, Associates may not receive compensation for speaking engagements in which they are associated in any way with or employed by the Company.

Doing Business with Spouses, Relatives or Friends

Avoid situations where your personal interests conflict with, or appear to conflict with, those of the Company. Associates with family members or friends that work for a Third Party may not use their influence to affect a decision which could benefit a family member or friend. Notice and written approval from the Senior Vice President-Human Resources Department is required before an Associate’s spouse, relatives or friends may do business with the Company. Further, and as set forth in the Company’s Policy and Procedures With Respect to Related Party Transactions, notice and written approval from the Board of Directors is required before a Senior Vice President’s or Executive Committee member’s spouse, relatives or friends may do business with the Company.

Fraternization & Dating

The Company recognizes that Associates may develop personal relationships with co-workers and does not prohibit more than one family member from being employed by the Company. However, Associates are prohibited from supervising, reviewing, or having any influence on the job evaluation or salary of family members, close relatives, or persons whom they are dating or with whom they are having a romantic relationship. If this occurs, the Associate must immediately inform his or her supervisor and the Human Resources Department. We will work with both individuals to separate their employment responsibilities from their personal relationship in order to protect the interests of both Associates and others and to avoid a conflict of interest. If the conflict cannot be remedied to the Associates’ and the Company’s satisfaction, one of the individuals will be required to resign from employment.

Corporate Opportunities

Associates may not divert to themselves the benefit of any venture, opportunity, or potential opportunity in any of the Company’s lines of business discovered through the use of the Company’s property or information or as a result of his or her position with the Company, without obtaining consent from the Executive Committee, or in the case of members of the Executive Committee, consent from the Board of Directors.

Nonbusiness Activities

Participation in a trade association, professional society, charitable organization or government institution on a non-compensated basis, or the holding of part-time public office, does not generally create a conflict of interest. However, if it will involve a substantial commitment of time, approval of the Associate’s supervisor and the Human Resources Department is required.

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PAYMENT PRACTICES

Payments to Government Personnel

When conducting business outside the United States, you must be sensitive to foreign legal requirements and U.S. laws that apply to foreign operations, including the Foreign Corrupt Practices Act (“FCPA”). The FCPA addresses how companies conduct business outside the U.S. and makes it unlawful and a crime to pay or give anything of value to foreign government officials, foreign political parties, or foreign state-owned companies for the purpose of doing business with the Company. This includes making improper payments through intermediaries such as sales representatives or consultants. Before making payment or giving anything of value to a foreign government official, consult the General Counsel.

Bribery, Kickbacks, and Fraud

No Associate may, directly or indirectly, offer or provide a bribe and all demands for bribes must be expressly rejected. “Bribery” includes any offer, promise, or gift of any pecuniary or other advantage, whether directly or through intermediaries, to any government employee, public official, political party, political candidate or party official or employees of government-controlled entities, in order that the official or employee act or refrain from acting in relation to the performance of their duties, in order to obtain or retain business or other business advantage.

Accepting or offering bribes, kickbacks, payoffs or other improper incentives or payments to any past, current or potential agent, supplier, dealer, distributor, or licensee, domestic or foreign, to obtain, influence, and/or maintain any transaction or relationship is also prohibited. This also includes using so-called "slush funds" (secret accounts of money diverted from legitimate corporate accounts and used for political contributions, bribes or other questionable purposes). Associates are also prohibited from accepting any funds or assets for assisting in obtaining business or securing special concessions from the Company.

Consultants, Agents and Foreign Representatives

Commission or fee arrangements must be made only with bona fide commercial representatives, agents or consultants. Such arrangements must be in writing, and the commission or fee reasonable and consistent with normal industry practice. Reasonable inquiry into the reputation and activities of the Company’s commercial intermediaries, including sales agents, consultants, and distributors, should also be made prior to entering into business arrangements. These arrangements also may not be entered into with any firm in which a government official has an interest unless approved by the General Counsel.

No undisclosed or unrecorded fund or asset may be established or maintained for any purpose. No payment to any party shall be made in cash and no

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corporate checks or wire transfers shall be made to “cash,” “bearer” or third party designees for the party entitled to payment.

Political Contributions

The Company recognizes the importance of being active in the community including volunteering for civic boards, working with community service organizations, and participating in the democratic process. However, making contributions of money, goods, or services to political candidates or parties, or any committees supporting such candidates or parties, using Company funds, unless clearly authorized by the Company and applicable law, is prohibited.

Report any actual or attempted bribery, kickback, or fraud to the General Counsel (1-877-666-9016, ext. 2434), the AlertLine (1-800-255-2465), or to AlertLine@collective.com

OBLIGATIONS TO CUSTOMERS, COMPETITORS AND VENDORS

Competition, Anti-Trust & Fair Trade

Antitrust laws prohibit agreements or understandings among actual or potential competitors to fix or control prices, fix bids, boycott specified suppliers or customers, or limit the production and sale of product. Discussing or agreeing with competitors regarding bids, fixing or setting prices or terms of sale, allocating or apportioning markets, or boycotting suppliers, is prohibited. These laws also may prohibit arrangements with competitors regarding costs, inventories, discounts, rebates or special financing, warranties or transportation charges, allocating exports or imports, controlling or limiting product quality or research, or tie-in sales. Avoid any communication – written or verbal – that could be misinterpreted as a request to restrain trade or fix prices for Company products or services. Violation of fair competition laws is a crime and can result in substantial fines and imprisonment.

Normal patronage of competitors’ stores and participating in trade associations and professional societies does not create anti-trust problems. Before engaging in any of the following activities with a competitor, however, Associates must contact the Law Department: (i) discussing a potential merger, acquisition, or joint venture; (ii) participating through a trade association in discussions about communicating with government agencies; (iii) standardizing products, processes, materials or services; (iv) collecting and disseminating industry statistics; or (v) discussing product safety matters. Any instance in which a competitor has suggested collaboration with respect to any of these topics should be reported to the General Counsel (1-877-666-9016, ext. 2434).

Gathering Competitive Information

The Company is entrusted with confidential information of agents, vendors, suppliers, and consultants and often gives contractual commitments to protect such information. This includes financial, business, scientific, technical, and

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economic information. Reasonable efforts to safeguard this information should be taken. Any questions about whether information is confidential should be directed to the Law Department.

Associates are prohibited from using or disclosing confidential information acquired from a former employer, agent, vendor, supplier, distributor or consultant, whether in the Associate’s memory or in writing, if obtained by improper means. This includes stealing, bribery, false identities, misrepresentations, hidden cameras, visits under pretext, fraud or deception, or removal of proprietary information obtained while in another’s employ.

ENVIRONMENT, HEALTH AND SAFETY

Workplace Health & Safety

Safety, health and environmental laws and regulations play an important role in the way the Company conducts business and, if disregarded, can result in civil and criminal penalties.

Associates are responsible for following the Company’s safety and environmental rules and procedures relevant to their job. For example, the packaging, marking, handling, storage, transportation, and disposal of various materials and trash are regulated. All accidents, injuries, and unsafe, unhealthy or hazardous conditions should be reported to the Risk Insurance or Loss Prevention Departments (1-800-426-1141).

The health and safety of Associates, and the quality and productivity demanded by Customers and stockholders, also requires that Associates report to work free from the use or influence of alcohol, illegal drugs, or controlled substances. Being in possession of, distributing, or being under the influence of alcohol, illegal drugs, or controlled substances on the job is absolutely prohibited.

The Company will also not tolerate any act of violence or threats of violence, whether committed by or against an Associate, Customer, vendor, or visitor.

Product Safety

The Company strives to provide high quality and safe products to our Customers. Products must be designed, produced, and serviced to Company standards and comply with all applicable regulations and contractual obligations. The Company also requires its vendors and manufacturers to warrant that all goods sold to it comply with applicable laws, rules, and regulations.

USE AND PROTECTION OF COMPANY ASSETS

Company assets (including merchandise, samples, supplies, software, telephones, trademarks and name) should only be used for legitimate business purposes and may not be sold, loaned, given away, or disposed of, regardless of

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condition or value, without proper authorization. All equipment, telephones, systems, facilities, corporate credit cards, supplies, computer hardware, materials or software must only be used for conducting Company business. Theft, fraud, embezzlement, or misappropriation of any property, including that of the Company, any of its Associates, Customers, or vendors, is prohibited.

Associates are also prohibited from using company assets or property for their own advantage or benefit, including any outside business or other employment. This includes the unapproved use or removal of defective merchandise, product samples, wear-tested shoes, or using Company letterhead to write letters on matters not related to Company business (e.g., seeking contributions for a charity, political candidate, or writing a reference letter for a former Associate), because such practice could expose the Company to legal liability.

Similarly, Associates are prohibited from purchasing merchandise from Company stores using their Associate discount and re-selling such merchandise through eBay, swap meets, or flea markets, or some other method. An Associate who re-sells such merchandise in these venues is acting in competition with the Company.

COMPUTER SYSTEMS AND NETWORK SECURITY

No Expectation of Privacy

The Company’s computer systems, including the e-mail system and the internet (collectively, the “Computer System”), are provided for the purpose of conducting Company business. All information transmitted by, received from, created, or stored in the Computer System (whether through word processing, e-mail, the internet, or otherwise) are company records and the property of the Company.

The Company reserves the right, without permission, to monitor any and all aspects of the Computer System in appropriate circumstances. This includes reviewing documents created and stored on it, reviewing e-mail sent or received, monitoring internet sites visited by Associates, monitoring chat rooms, and reviewing files and material downloaded or uploaded from the internet. Associates should have no expectation of privacy regarding any information created, stored, sent, or received on the Computer System.

Professional Use Required

Use of the Computer System should be business-related and its content professional. Any inappropriate information or other materials sent or received by e-mail, voice mail, the Internet, or any other inappropriate use of the Computer System (i.e., sending or receiving discriminatory or harassing messages; illegal, sexually explicit, abusive, offensive, or profane messages or files; chain letters; commercial, religious, or political solicitations) is prohibited.

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Network Security

Safeguards are in place to ensure that the Computer System, and all information stored or transmitted thereon, is protected from unauthorized use or access. Usage in a manner that could compromise its security and integrity, including circumventing protective procedures, gaining unauthorized access, or knowingly creating an opportunity for intruders or viruses to enter the Computer System, is prohibited. All connections, direct or remote, must be approved by the IT Department. A copy of the Company’s comprehensive Information Technology Security Policy may be obtained from the Loss Prevention Department.

Software

All software used by the Company is licensed, created or purchased by the IT Department. Only use computer software that is appropriately licensed and authorized by the Company. Associates are expected to safeguard the software provided to them, and may not loan or give software to anyone else (including co-workers). Using or distributing personally-owned software on the Computer System is also prohibited.

Commercial software and shareware (typically free for home use only), including trial versions which can be downloaded and used for a trial period (e.g., 30 days), must be purchased before downloading and may not be downloaded from the internet, purchased on-line via a company credit card for Company use, located or discovered on Company servers and loaded on Company computers, or purchased for home use and loaded on Payless computers. Freeware, most of which is already loaded on Associates’ work stations, may be used or downloaded without purchasing it. (Examples include Adobe Reader, Real Media, Flash Media, and Quicktime). Associates are also prohibited from copying software manuals for use at home or by other Associates and contractors, or placing software on a LAN for use by others, without approval of the Chief Information Officer-CBI.

If the Company has a license for the software, Associates may download new or updated versions as long as a new maintenance contract is not required. All questions regarding appropriate software licensing and usage should be directed to the Chief Information Officer-CBI. Additionally, if an Associate discovers the need for additional software to perform his or her job duties, this should be discussed with the Associate’s manager and the IT Help Desk.

SAFEGUARDING CONFIDENTIAL INFORMATION & INTELLECTUAL PROPERTY

Confidential Information

From time to time, Associates may be exposed to confidential information. “Confidential information” is all non-public information that might be of use to competitors or harmful to the Company if disclosed, and includes strategic plans, sales figures, financial information, marketing plans and strategies, brand

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development, quality assurance manuals, product lines or designs, information regarding negotiations, agreements or dealings between the Company and others, employee-related information (e.g., personal health information, salary, performance history), software, trade secrets, patents, trademarks, or similar information from vendors or suppliers. Because the nature of the Company’s business is highly competitive, this information must be held in strict confidence, and reasonable care exercised to avoid inadvertent disclosure.

All files, records, and reports, including confidential information, acquired or created in the course of employment, are Company property. Originals or copies of such information may be removed from offices for the sole purpose of performing the Associate’s job duties and must be returned upon request. Disclosure to spouses, friends and business partners should be avoided, access limited to persons having a need to know, stamped “Confidential,” and properly safeguarded at all times.

The head of the department responsible for a project in which confidential information is shared must also ensure all vendors, agents, suppliers and other third parties involved enter into a written Non-Disclosure Agreement (“NDA”).

Disclosing or disseminating confidential information to a competitor or any other person, firm or corporation, or permitting any person to examine confidential information, is prohibited unless authorized and within the scope of employment with the Company. Upon separation from employment, all documents, papers, or material in an Associate’s possession or control which may contain confidential information must be returned.

Personnel files and other employment records of each Associate are also Company property and access is restricted. These records will only be reviewed by the Human Resources Department and other members of management who have a legitimate reason to do so. Associates may not remove their personnel file from Company premises.

Trademarks, Service Marks, and Copyrights

Trademarks and service marks – words, slogans, symbols or logos used to identify a particular source of goods or services – are valuable assets. Do not enter into any agreement regarding the Company’s trademarks, service marks, or logos, or use the trademark or service mark of another company even with whom the Company has a business relationship, without prior approval from the Law Department. The Company also respects the trademark rights of others and any proposed new product name must be approved by the Law Department.

The Company is entitled to all rights in ideas, inventions, and works of authorship relating to its business created, developed or authored by Associates during employment or while using Company resources (“Employee Developments”). Upon development or acquisition, Associates must execute, without further

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compensation (unless required by law), the documents necessary to assign and transfer all right, title and interest in and to the Employee Developments to the Company.

Customer and Data Privacy

The Company respects the privacy rights of its Customers and Associates and complies with applicable laws regarding the privacy of such information, including laws regulating the privacy of personal, employment, financial or medical information. A variety of physical, electronic, and procedural safeguards have been implemented to maintain the safety of this information. Personal data such as phone numbers, credit card numbers, and driver’s license numbers is collected only for legitimate business purposes and all reasonable steps to safeguard it are taken, including limiting access to and use to only that which is required by an Associate (or third party contractors) to do his or her job. A copy of our Privacy Policy may be obtained at www.collectivebrands.com.

INSIDER TRADING

In the course of work at the Company, Associates may become aware of material non-public information in the performance of their job. “Material nonpublic information” is information not publicly known and likely to be important in determining whether to buy or sell CBI stock or is likely to impact the stock price. Examples include: (i) unannounced significant changes in store-for-store sales; (ii) financial projections or results (e.g. quarterly and annual earnings or losses); (iii) large or uncommon corporate transactions (e.g. mergers or acquisitions); (iv) (v) expansion plans, including international expansion; or (vi) changes in operations, business plans, or major senior management changes.

Disclosing and/or using inside information that is not generally known to the public, and that could influence a personal or business decision to buy, sell, or hold CBI stock, is prohibited. You must hold such information in confidence and refrain from buying or selling CBI stock (or securities of another company to which the information applies) until the information become public. The law imposes serious criminal and civil penalties and fines for individuals who violate this law.

Conversations which include discussions of material non-public information should not occur in hallways, cafeterias and other public places. All written and electronic materials containing material non-public information should also be safeguarded. Associates should not share non-public information about the Company with anyone, including family members and friends. Discussing the Company or its business on internet “chat” rooms or similar internet-based forums is also improper.

The Board of Directors, Executive Committee and certain other “Designated Insiders” are further restricted from trading in CBI stock except during a 10 day

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“window period” each quarter. Questions about whether to trade in CBI stock, including cashless exercises or transfers in the Profit Sharing 401(k) plan or other Company-sponsored benefit or compensation plan, should be directed to the General Counsel (1-877-666-9016, ext. 2434) or SEC Counsel (1-877-666-9016, ext. 6182).

IMPORT AND EXPORT CONTROLS

All products bought by the Company must comply with applicable laws, regulations and standards of the United States or any state or local government (e.g., U.S. Customs Service). Export control regulations require that the Company know the end use, all intermediary users, and the end user for all transactions. Labeling, customs entry, and commercial documents required for entry into the U.S., and all other countries in which the Company operates, must be accurate and comply with all government labeling requirements. Compliance helps ensure that the Company’s imports are not subject to delay or penalties, and allows us to take advantage of applicable programs to reduce duties.

In addition, it is Company policy to comply with U.S. anti-boycott laws. A “boycott” is a restriction on a company’s ability to ship goods into a specific country or do business there. Anti-boycott laws are intended to prevent companies from taking any action in support of a boycott imposed by one country upon a country that is friendly to the U.S. The Company is required to report to the U.S. government any request to participate in a boycott. Requests are often found in letters of credit, shipping instructions, certificates of origin and other contract-related documents.

The Company participates in the U.S. Customs and Border Protection’s Customs-Trade Partnership Against Terrorism (C-TPAT) Program. All members of its supply chain are expected to participate in the C-TPAT Program, if available, and to implement all C-TPAT and any other reasonable recommendations to increase supply chain security.

COMMUNICATIONS WITH THE PUBLIC

The Company strives to communicate with the public in an accurate and consistent manner and provide full and prompt disclosure of material events to the media, securities analysts and stockholders. This is normally accomplished through a press release or a report filed with the U.S. Securities Exchange Commission. To ensure compliance with the law while still protecting its business interests, do not speak to the public or the media on behalf of the Company because doing so risks providing incorrect information or revealing proprietary strategy. Only the Business Development and Investor Relations Department is authorized to represent the Company to the public or the media.

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REPORTING POLICY VIOLATIONS

To help protect the Company and individual Associates, it is essential that you promptly report any situation that may violate the law or Company policy – whether you are involved in the situation or not.

It is generally advised that you first report a suspected violation of the Code or the law to your immediate supervisor. If this is not a viable option, consider reporting it to your supervisor’s manager, the Human Resources Department, the Loss Prevention Department, the AlertLine, or AlertLine@collective.com.

The AlertLine (1-800-255-2465) may be contacted 24 hours a day, 7 days a week. Such calls may be made anonymously if desired. The AlertLine is maintained by an independent third party in order to provide a method for Associates to report violations of the Code or other concerns without revealing their identity. Outside the United States and Canada, the AlertLine can be accessed through the list of current international toll free country codes or numbers included on the last page of this Code.

The Company encourages Associates to provide full information and their name in order to facilitate complete investigations by the Company of any reports of violations of the Code or the law. We may not be able to investigate and respond to some matters, such as charges of sexual harassment, without information provided by the Associate.

Failure to report a violation of the Code or law is a violation of the Code and may subject the Associate, manager or supervisor to disciplinary action, up to and including termination of employment. You have a right and a legal obligation to inform the Company of situations in which the law or this Code has been breached. Associates should not investigate a situation on their own. Investigations may involve complex legal issues and acting on one’s own may compromise the integrity of the investigation or adversely affect the Company and the Associate.

COMPANY RESPONSE & DISCIPLINARY ACTION

Associates will receive a prompt response to any questions, complaints, or reports made about the Code. If the complaint requires an investigation, the Company will do so promptly and take appropriate corrective action. When appropriate, the Company will provide the Associate with the status of the investigation and the outcome.

Reports or complaints are referred to either the Human Resources Department or the Law Department, depending upon the nature and subject matter of the complaint, potential legal implications, or the individual(s) involved. Ethical or legal issues, or violations of the Code, are referred to designated members of the

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Human Resources, Finance and Law Departments. Complaints raising concerns about accounting practices, internal controls, and auditing matters are referred to the Audit and Finance Committee. Administrative issues (e.g. lost paychecks), compensation (e.g., salary, bonus, or overtime), e-mail abuse, poor management, and Associate misconduct (e.g., complaints of discrimination, harassment, falsification of employment and/or company records, or theft) are referred to designated members of the Human Resources and/or Loss Prevention Department.

Management, in consultation with the Human Resources Department, will take appropriate corrective action, up to and including termination of employment, in connection with a violation of the Code. Conduct that may result in disciplinary action, up to and including termination of employment, includes: (i) violation of the law or company policy, including requesting others to do so; (ii) failure to report a suspected violation of company policy; (iii) failure to effectively monitor compliance with company policies and applicable law by subordinates; (iv) failure to cooperate in an investigation; or (v) retaliation of any type against an Associate who files a complaint or cooperates in an investigation.

NO RETALIATION

The Company will not permit retaliation of any kind against Associates for reporting or threatening to report a violation of this Code, or for cooperating in investigations relating to such violations, provided that the person has acted in good faith and with a reasonable belief the information provided is true.

ALERTLINE DIRECT ACCESS CODES

For Calls Outside the United States and Canada:

Brazil	0800-891-4256
Costa Rica	0-800-011-1061
Dominican Republic	1-888-596-4487
Panama	001-800-442-9160
Taiwan	00801-10-4119
Trinidad & Tobago	1-800-311-2936
Vietnam	704-752-6215

If you are calling from one of the countries listed below, you must first dial the access code listed for your country, which is the first number listed. When you hear the series of prompt tones or the operator, dial the second number listed which is the AlertLine number for your country.

China	108-888 (Northern China) or 108-11 (Southern
& Central), then dial 866 559-1807

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Ecuador	1-999-119 or 1-800-225-528 then 866 559 1825

El Salvador	800-1288 then dial 866 599 1826

Guatemala	999-9190 outside Guatemala City or 138-126
within Guatemala City then 866 599 1828

Honduras	800 0123 then dial 866 714 1290

Nicaragua	1-800-0174 then dial 866 714 1295